Exhibit 23.2

CONSENT OF Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Pre-effective Amendment No. 3 to Registration Statement on Form S-3 (File No. 333-258441) of Greenpro Capital Corp. of our report dated March 30, 2020, relating to the consolidated financial statements of Greenpro Capital Corp. as of December 31, 2019 and for the year then ended (which report contains an explanatory paragraph describing conditions that raise substantial doubt about the Greenpro Capital Corp.’s ability to continue as a going concern) appearing in the Annual Report on Form 10-K of Greenpro Capital Corp. for the year ended December 31, 2019. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of the Registration Statement.

/s/ Weinberg & Company, P.A.
Los Angeles, California
December 1, 2021